PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

02042280

Johnson Matthey

Robert M. Talley
Vice President, General Counsel
and Secretary

June 20, 2002

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED
7099 3400 0018 0739 0240

SUPPL

SEC MAIL PROCESSING RECEIVED JUN 26 2002 WASH. D.C. 164 SECTION

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20546

Re: Johnson Matthey PLC - File No. 82-2272

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

1.	**Dealings By Directors**	**17 June 2002**
2.	**Notification of Major Interests in Shares**	**7 June 2002**
3.	**Announcement – Preliminary Results for the Year Ended 31st March 2002**	**6 June 2002**
4.	**Dealings By Directors**	**16 May 2002**
5.	**Dealings By Directors**	**19 April 2002**
6.	**Dealings By Directors**	**4 April 2002**
7.	**Announcement – Johnson Matthey Announces Retirement of Director and Subsequent Board Changes**	**3 April 2002**

The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

Very truly yours,

Robert M. Talley
Vice President & General Counsel

dlw 7/3

Enclosure
cc: S. A. Farrant (w/o encl.)

O:\LG\S\SEC\4-SEC.doc

DEALINGS BY DIRECTORS

Name of Company
Johnson Matthey PLC

Name of Director
(1) Mr C R N Clark
(2) Mr D G Titcombe
(3) Mr J N Sheldrick
(4) Mr D W Morgan

Person with Holding(s)
as above

Registered Holder(s)
(1) Mr C R N Clark
(2) Mr C R N Clark and Mourant ECS Trustees Ltd
(3) Mr D G Titcombe
(4) Mr J N Sheldrick
(5) Mr D W Morgan

Connected Person(s)
n/a

Nature & Extent of transaction
(1) Mr C R N Clark exercise of options over 46,083 shares
(2) Mr C R N Clark sale of 46,083 shares
(3) Mr C R N Clark sale of 6,000 shares (held in the JM UK employee participation scheme)
(4) Mr D G Titcombe exercise of options over 83,124 shares
(5) Mr D G Titcombe sale of 83,124 shares
(6) Mr J N Sheldrick exercise of options over 63,176 shares
(7) Mr J N Sheldrick sale of 32,176 shares
(8) Mr D W Morgan exercise of options over 55,761 shares
(9) Mr D W Morgan transfer of 20,983 shares to Mrs S C Morgan
(10) Mrs S C Morgan sale of 20,983 shares

Number of shares/amount of stock acquired
(1) Mr C R N Clark 46,083 shares
(2) Mr D G Titcombe 83,124 shares
(3) Mr J N Sheldrick 63,176 shares
(4) Mr D W Morgan 55,761 shares

Percentage of Issued Class
0.11%

Number of Shares/Amount of stock disposed of
(1) Mr C R N Clark 46,083
(2) Mr C R N Clark 6,000 (held by Mourant ECS Trustees Ltd as trustees of the Johnson Matthey UK employee share participation scheme)
(3) Mr D G Titcombe 83,124
(4) Mr J N Sheldrick 32,176
(5) Mr D W Morgan 34,778
(6) Mrs S C Morgan 20,983

Percentage of issued class
0.10

Class of security
Ordinary £1 shares

OPTION EXERCISE PRICE

(1) Mr C R N Clark	46,083 @ 556.00p
(2) Mr D G Titcombe	38,098 @ 578.89p
	30,776 @ 574.50p
	14,250 @ 556.00p
(3) Mr J N Sheldrick	32,400 @ 526.71p
	30,776 @ 574.50p
(4) Mr D W Morgan	12,086 @ 447.95p
	10,157 @ 526.71p
	33,158 @ 578.89p

SHARE SALE PRICE

(1) Mr C R N Clark	52,083 @ 1088.40p
(2) Mr D W Titcombe	83,124 @ 1088.40p
(3) Mr J N Sheldrick	32,176 @ 1088.40p
(4) Mr D W Morgan	34,778 @ 1088.40p
(5) Mrs S C Morgan	20,983 @ 1088.40p

Date of Transaction
17 June 2002

Date Company Informed
17 June 2002

Total holding following this notification

	Shares	**Options**	**LTIP**
Mr C R N Clark	20,431	90,317	194,272
Mr D G Titcombe	33,236	27,424	103,424
Mr J N Sheldrick	66,447	61,342	98,209
Mr D W Morgan	18,655	82,638	65,401

Total Percentage holding of Issued Class following this notification
0.06%

Contact and telephone number for queries
Ms Lynne Cossey 020 7269 8461

Name of authorised company official responsible for making this notification
Ms Lynne Cossey 020 7269 8461

Date of Notification: 17 June 2002

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Name of company	Johnson Matthey plc
2.	Name of shareholder having a major interest	Schroder Investment Management Ltd
3.	Person with holding	As in 2 above
4.	Name of registered holder	Schroder Investment Management Ltd Schroder Unit Trusts Ltd Schroder Investment Management North America Ltd Schroder Investment Management North America Inc Schroders plc
5.	Number of shares/amount of stock acquired	n/a
6.	Percentage of issued class	n/a
7.	Number of shares/amount of stock disposed	not known
8.	Percentage of issued class	not known
9.	Class of security	Ordinary £1 shares
10.	Date of transaction	not known
11.	Date company informed	6 June 2002
12.	Total holding following this notification	Not known
13.	Total percentage holding of issued class following this notification	Less than 10%
14.	Any additional information	
15.	Name of contact and telephone number for queries	Lynne Cossey 0207 269 8461
16.	Name of authorised company official responsible for making this notification	Lynne Cossey

Date of this notification: **7 June 2002**

For Release at 7.00 am Thursday 6th June 2002

Preliminary Results for the year ended 31st March 2002

Johnson Matthey delivers good growth in challenging markets

Results

- Operating profit before exceptional items and goodwill amortisation up 10% to £193.3 million

- Profit before tax, exceptional items and goodwill amortisation up 4% to £187.2 million

- Earnings per share before exceptional items and goodwill amortisation up 6% to 60.4 pence

- Dividend for the year increased by 6% to 24.6 pence

Business developments

- Strong year from Catalysts & Chemicals with profits up 17% at £94.7 million showing the benefit of the major investment in new technology

- Construction of new fuel cell components factory at Swindon well underway

- Pharmaceutical Materials makes a strong start as a new division with first year profits of £31.3 million. Both Meconic and Pharm-Eco acquisitions achieve good results

- Precious Metals' profits only slightly down at £55.9 million despite significantly lower average metal prices, with continuing good demand for platinum

- Colours & Coatings' profits of £25.5 million affected by weak demand for Tableware products. Major site rationalisation programme underway to reduce costs

- Continued investment in research and development and new manufacturing facilities to support the future growth of the group

Commenting on the results, Chris Clark, Chief Executive of Johnson Matthey said:

"The growth achieved by Johnson Matthey this year in difficult market conditions emphasises the resilience of the group. We continue to see excellent opportunities for our growth businesses despite uncertain economic conditions. The outlook for platinum demand remains encouraging. Both Catalysts & Chemicals and Pharmaceutical Materials are well placed to deliver further growth in the current year."

Enquiries:

Chris Clark, Chief Executive, Johnson Matthey	020 7269 8435
John Sheldrick, Group Finance Director, Johnson Matthey	020 7269 8421
Howard Lee / Laura Hickman, Gavin Anderson & Co	020 7554 1400

www.matthey.com

Review of the year ended 31st March 2002

Introduction

Johnson Matthey delivered good results in 2001/02 despite more difficult market conditions. Most of the growth was generated by Catalysts & Chemicals Division and the newly formed Pharmaceutical Materials Division. The group has continued to invest significantly in new production facilities and R & D to support future growth.

Review of Results

In the financial year to 31st March 2002 Johnson Matthey's profit before tax, exceptional items and goodwill amortisation rose by 4% to £187.2 million. Earnings per share before exceptional items and goodwill amortisation rose by 6% to 60.4 pence.

Total sales fell by 18% to £4.8 billion reflecting significantly lower prices for platinum and palladium, particularly in the second half of the year. Sales excluding the value of precious metals rose by 12% to £1.1 billion, with double digit growth in Catalysts & Chemicals. Pharmaceutical Materials' sales benefited from the contribution from the two acquisitions made in 2001/02 as well as from good organic growth in the second half of the year.

Operating profit before exceptional items and goodwill amortisation rose by 10% to £193.3 million. The group had a net interest charge of £6.1 million compared with a net credit of £5.3 million last year. This change reflects the funding costs of the major investments and share buy-backs undertaken in the year, and higher interest paid on gold and silver leases.

Dividend

The board is recommending to shareholders a final dividend of 17.1 pence making a total dividend for the year of 24.6 pence, an increase of 6%. The proposed dividend would be covered 2.5 times by earnings.

Operations

Catalysts & Chemicals Division's sales fell by 11% to £1,303 million reflecting the significant fall in platinum group metal (pgm) prices. Sales excluding the value of precious metals rose by 11% to £597 million. The division's operating profit rose by 17% to £94.7 million.

The **Catalytic Systems'** business, which encompasses our global autocatalyst, heavy duty diesel and stationary source emission businesses, had an excellent year. Global car sales in Johnson Matthey's financial year were 2 to 3% down on last year but catalyst volumes were flat, as we gained market share in Europe.

The double digit growth in sales excluding the value of precious metals reflects the continued introduction of new products using more complex formulations with higher material costs. Over half of the products that we make in Catalytic Systems today have been introduced into production within the last two years. Margins have improved as these higher performance products, precision coated to tolerances that have become the industry benchmark, have saved our customers money whilst achieving tighter legislative limits.

The heavy duty diesel (HDD) market has also taken several steps forward in recent months. The retrofitting of aftertreatment devices has continued to grow as several major cities, including New York, Los Angeles, Washington DC, Seattle and more recently Hong Kong and Tokyo, have instigated significant trials of clean buses and trucks. Johnson Matthey's patented CRT® technology has secured a majority share of these trials and subsequent sales. We are also collaborating with all manufacturers of HDD engines as they prepare to start fitting these devices as original equipment in the next few years.

Chemicals also had a good year, with most of the growth coming in pgm refining with increased intake from primary producers. Catalyst sales were weaker, reflecting the downturn in some of the end markets. A number of new products were introduced in

2001/02, which should have a positive impact on the current financial year. Construction began during the year on a pgm chemicals manufacturing facility in Shanghai to better serve the developing Chinese market. The plant is scheduled to open in late summer 2002. Our catalogue based Research Chemicals business, which sells fine chemicals mainly to research institutes, pharmaceutical and chemical companies, achieved excellent growth. In February 2002 we acquired Avocado Research Chemicals Limited, which is a supplier of specialised organic chemicals with an established catalogue. Since acquisition the business has performed well.

We have stepped up our investment in **Fuel Cells**, the costs of which are included in the results of Catalysts & Chemicals Division. The year has seen the completion of our major investment in expanding fuel cell R & D and testing facilities at our research centre at Sonning Common, UK. This facility is now operating on a 24 hour basis and is an invaluable, world class resource for our research and product development teams as well as our partners in our many collaborative programmes. Good progress has been made on the first phase of our dedicated manufacturing facility for Membrane Electrode Assemblies (MEAs) at Swindon, UK. A new plant for testing and developing fuel processors and associated catalyst coated components has been completed at West Whiteland, USA.

Precious Metals Division's sales fell by 24% to £3.2 billion, as a result of the fall in pgm prices. Despite this drop, the operating profit for the division fell by only 3% to £55.9 million. Commission income was lower, reflecting the impact of lower pgm prices. This reduction was largely offset by higher volumes of platinum sold, good results on pgm fabrication, and the inclusion in last year's figures of a one-off charge of £2.6 million to restructure our Canadian business.

Platinum and palladium prices fell sharply in the first half of 2001/02 from the highs seen in January 2001. The average price of platinum for the year was $503 per oz, 13% lower than in 2000/01. The average price of palladium was also lower at $473 per oz, down 39% in the same period. The prospect of a global economic slowdown, the liquidation of long positions held by speculators and, in the case of palladium, a sharp fall in consumer

demand, saw prices reach their low points in October. Thereafter the prices of both metals enjoyed a modest recovery as economic sentiment improved in the USA and Russian palladium sales were curtailed.

Although negative market sentiment undermined the price of platinum, the metal's fundamentals remained strong with demand outstripping supply. Autocatalyst demand increased as the market share of diesel engine cars, which use platinum based catalysts, grew significantly and new legislation in Europe came into force. Although jewellery demand declined in the USA and Japan as consumer spending fell, the market in China once again displayed remarkable growth.

The group's platinum fabrication businesses achieved good growth in the year with most of the increase coming from products for medical devices. However, trading profit for the Gold and Silver business was below last year. The gold refining market remains very competitive with pressure on margins.

Colours & Coatings Division increased its sales by 1% to £253 million. Operating profit for the division fell by 21% to £25.5 million.

All of the division's businesses experienced weaker demand in the second half of the year. The Glass sector performed well with good sales of decorative and gold products in Europe. The Structural Ceramics sector, which sells mainly to the tile industry, achieved modest sales growth but margins came under pressure in the second half. Tableware experienced very difficult market conditions with a sharp fall in demand. The division took swift action to reduce costs by rationalising production including the closure of a major site in Staffordshire. This rationalisation should produce savings of £3 million in 2002/03 and £7 million in the following year and should also be cash positive following the sale of assets.

Pharmaceutical Materials Division increased sales by 200% to £106 million, with most of the rise coming from the acquisition of Meconic plc at the beginning of July 2001 and

Pharm-Eco Laboratories, Inc., acquired in April 2001. Operating profit rose by 74% to £31.3 million.

Profit for the group's existing business, based in New Jersey in the US, was 8% up on last year at £19.4 million with most of the growth coming in the second half. The business benefited from three new product introductions, which received FDA approval in 2001/02 and were launched towards the end of the financial year. Meconic, through its operating company Macfarlan Smith, made a good start under Johnson Matthey ownership making a profit of £10.0 million in the nine month period with good sales of specialist opiates. Pharm-Eco also performed well with a steady increase in sales since its acquisition and a strong order book for the new financial year.

Exceptional Items and Goodwill Amortisation

Exceptional items included in operating profit gave rise to a net charge of £18.1 million. They comprised the cost of rationalising production in the Tableware sector of Colours & Coatings (£24.0 million); the cost of eliminating board and other related costs at Meconic following its acquisition (£1.3 million); partly offset by a gain on disposal of some of the group's holding of unhedged palladium stock (£7.2 million).

In addition, in early September 2001 we sold our loss-making French ceramic print business (part of Tableware). This sale gave rise to an exceptional book loss of £5.5 million shown in sale of discontinued operations.

Goodwill amortisation increased to £6.8 million following the acquisitions of Meconic, Pharm-Eco and Avocado.

Interest and Exchange Rates

The group had a net interest charge of £6.1 million for the year compared with a net credit of £5.3 million last year. The change reflects the funding cost of the major investments and share buy-backs undertaken in the period. Interest payable on gold and

silver leases rose to £3.5 million in the year, compared with £1.4 million last year. This rise reflects higher average holdings and also high lease rates, particularly for silver in the second half of the year.

Exchange translation reduced the group's profits by £2.1 million compared with 2000/01. The group benefited from the stronger US dollar which averaged $1.43/£ compared with $1.48/£ for our last financial year. However, this benefit was more than offset by the impact of other currencies, particularly the South African rand which averaged R13.7/£ compared with R10.8/£ in 2000/01. To some extent the group was able to mitigate this weakness by linking the prices of products manufactured in South Africa to the Euro or US dollar, which produced higher profits in rands.

Taxation

This year the group has adopted FRS 19, a new accounting standard requiring companies to provide fully for deferred tax. Last year's results have been restated accordingly. The effect of the new standard is to increase the group's average tax rate by about 1%, and to increase the net deferred tax liability included in the balance sheet by £44.3 million.

Compared with last year's restated figure, the group's total tax charge fell by £4.0 million, as a result of the inclusion of tax credits on the exceptional charges. Excluding these credits, tax was £1.9 million higher than last year, reflecting the growth in profit before tax.

Before exceptional items and goodwill amortisation the average tax rate for the year was 29.9%, which was very similar to last year.

Cash Flow

Johnson Matthey's net cash inflow from operations rose by 43% to £224.1 million. Working capital showed a small net inflow of £1.9 million. A significant reduction in

debtors was achieved, benefiting in part from the fall in the palladium price. Inventories rose significantly at year end, part of which should be temporary, as metal holdings have been increased during the major upgrading of the pgm refinery at Royston.

Capital expenditure rose to £133.8 million, which was nearly £30 million higher than last year and represents about 2.8 times depreciation. Capital expenditure in 2002/03 is budgeted to be somewhat lower, at around 2 times depreciation. As a consequence of the high level of capital expenditure in 2001/02, free cash flow for the group (after interest, tax and dividends but before acquisitions and share buy-backs) was negative at £19.6 million.

The group spent a total of £230.9 million on acquisitions, which included £46.8 million of debt acquired and £40.6 million of loan notes issued as part of the purchase price. We also bought back 4.9 million shares in the year for a cash cost of £45.9 million (an average price of £9.32 per share), which has improved the financial efficiency of the balance sheet, and was earnings enhancing. As a consequence of this expenditure the group moved from a net cash position of £139.9 million at 31st March 2001 to a net borrowing position of £159.0 million at 31st March 2002.

Johnson Matthey's balance sheet remains very strong, with shareholders' funds of £813.7 million and gearing (net borrowings / shareholders' funds and minority interests) of 19%.

Pensions

In the accounts for the year ended 31st March 2002 the group is adopting the transitional arrangements for reporting under FRS 17, the new accounting standard on retirement benefits. Under these arrangements the surplus or deficit arising on the group's pension funds calculated in accordance with FRS 17 is shown as a note on the accounts.

The group operates significant defined benefit pension schemes in the UK and in the US. At 31st March 2002 the group had a net surplus before tax on these schemes of £106.7

million calculated using FRS 17. Reported earnings for 2001/02 would not have been materially different under the new standard.

Business Developments

In 2001/02 we have made significant progress on growing our businesses, both by increasing investment in new facilities and R & D and also by the successful completion of three bolt-on acquisitions. Capital expenditure of £133.8 million has been carefully targeted at the growth parts of the business, particularly Catalytic Systems, Chemicals, Fuel Cells and Pharmaceutical Materials. Our investment in R & D has been increased, particularly for Fuel Cells.

Despite these major steps the group still has a strong balance sheet. This will allow us to invest in organic growth and pursue further bolt-on acquisitions.

Catalysts & Chemicals

Over the last two years we have invested heavily in new process technology for autocatalyst production around the world. The majority of our products are now manufactured using this new technology, which enables us to produce more advanced catalysts to higher specifications at a minimum cost for our customers. In the coming year we will be completing the final phase of this investment programme. Capital expenditure in 2002/03 will be somewhat lower than in 2001/02.

New product development is the lifeblood of our autocatalyst business. In 2002/03 we will be putting additional investment into expanding our technology centres at Royston in the UK and Gothenburg in Sweden with particular emphasis on developing new diesel catalysts. Additional investment is also planned at our testing facilities in Detroit in the US and at Kitsuregawa in Japan.

In Chemicals, we are part way through a major project to expand and upgrade our pgm refineries at Royston and Brimsdown in the UK and at West Deptford in the US. In collaboration with Chematur we have developed an innovative technology for catalyst

recovery using a unique, patented processing technique. We will introduce this new technology in the second half of 2002/03 under the trade name Aquacat®. Two novel polymer fibre technologies, resulting from our investment in Oy Smoptech AB, were commercialised during the year and offer good prospects for growth. The year also saw the launch of Johnson Matthey Catalytic Services, a new business providing a fee based contract development and optimisation service for catalytic processes.

Our Fuel Cells business has made very good progress during the year in both product development and in emerging commercial relationships with key customers. We have been selected as the lead supplier and MEA development partner in several of our key customer programmes in the past year. These are targeting nearer term commercial opportunities in stationary and portable power applications as well as longer term automotive development. While our customer relationships remain largely confidential, the market is visibly developing. Some early commercial fuel cell products have been launched aimed at niche markets where early adopters of this new technology are willing to pay a premium for some of the benefits of fuel cells. These include back up power systems for telecommunications and portable power applications.

Precious Metals

Johnson Matthey has maintained its position as the world's largest fabricator and distributor of platinum group metals (pgms). We continue to seek new markets for pgms and to invest in R & D to find new applications for the metals. We are the sole marketing agent for Anglo Platinum, which is the world's leading primary producer of pgms.

Demand for pgms has increased significantly over the last ten years. Consumption of platinum has risen by more than 50% to 6.2 million ounces per annum while palladium usage has grown even more strongly. The outlook for platinum is good with increasing demand for autocatalysts, particularly for diesel powered vehicles, and the continued growth of demand for platinum jewellery in China. The primary producers are responding to this anticipated growth by increasing supply but demand is still expected to outstrip supply over the next few years. Johnson Matthey is well positioned to benefit from this growth in the platinum market.

Colours & Coatings

Colours & Coatings experienced more difficult market conditions in 2001/02 but still managed to achieve margins of 10%. Our recent investment strategy has ensured that we are the world's lowest cost frit producer, enabling us to protect our margins. New frit facilities in Spain and Brazil are being commissioned and will be fully operational by the summer of 2002. We are also continually introducing new high margin products, particularly in Glass, where over 35% of turnover comes from products launched in the last two years. Having completed the current investment in our new facilities, future investment is likely to be reduced, resulting in strong cash generation.

Pharmaceutical Materials

Pharmaceutical Materials became a stand alone division in 2001 following the acquisitions of Pharm-Eco and Meconic. The new division has performed very well in its first year. The addition of Pharm-Eco has enabled the group to offer manufacturing services to customers from pre-clinical trials all the way through to full scale manufacture of proprietary and generic drugs. The subsequent acquisition of Meconic has, through its operating company Macfarlan Smith, given the division a European base and provides major opportunities for cross selling and sharing research and development.

Johnson Matthey manufactures active pharmaceutical ingredients, which are sold to pharmaceutical companies. The division has a strong worldwide position in the manufacture of controlled substances, particularly painkillers where the world market is estimated to be growing at 6% p.a. Within that market the growth of semi-synthetic opiates is more rapid, both in North America and Europe. We were notified this month that the group will receive conditional registration from the US Drug Enforcement Administration (DEA) to import the raw materials needed to manufacture codeine and morphine. This will enable our West Deptford, New Jersey facility to improve its market share of opiate drugs in the US. Johnson Matthey will now be positioned to manufacture a full range of these products on both sides of the Atlantic. Overall, we see excellent long term growth prospects for this division.

Outlook

The growth achieved by Johnson Matthey this year in difficult market conditions emphasises the resilience of the group. We continue to see excellent opportunities for our growth businesses despite uncertain economic conditions. The outlook for platinum demand remains encouraging. Both Catalysts & Chemicals and Pharmaceutical Materials are well placed to deliver further growth in the current year.

Consolidated Profit and Loss Account

for the year ended 31st March 2002

	Notes	2002 Before exceptional items and goodwill amortisation £ million	2002 Exceptional items and goodwill amortisation £ million	2002 Total £ million	2001 Before exceptional items and goodwill amortisation restated £ million	2001 Total restated £ million
Turnover	1					
Continuing operations		**4,761.6**	-	**4,761.6**	5,899.5	5,899.5
Acquisitions		**67.3**	-	**67.3**	-	-
Total continuing operations		**4,828.9**	-	**4,828.9**	5,899.5	5,899.5
Discontinued operations		**1.2**	-	**1.2**	4.2	4.2
Group turnover		**4,830.1**	-	**4,830.1**	5,903.7	5,903.7
Operating profit	1					
Continuing operations		**181.2**	-	**181.2**	174.9	174.9
Acquisitions		**12.7**	-	**12.7**	-	-
Continuing operations before goodwill amortisation		**193.9**	-	**193.9**	174.9	174.9
Goodwill amortisation		-	**(6.8)**	**(6.8)**	-	(0.3)
Continuing operations before exceptional items		**193.9**	**(6.8)**	**187.1**	174.9	174.6
Exceptional items	2	-	**(18.1)**	**(18.1)**	-	(0.6)
Total continuing operations		**193.9**	**(24.9)**	**169.0**	174.9	174.0
Discontinued operations		**(0.5)**	-	**(0.5)**	0.1	0.1
Group operating profit		**193.4**	**(24.9)**	**168.5**	175.0	174.1
Share of profit in associates - continuing		**(0.1)**	-	**(0.1)**	0.2	0.2
Share of profit in associates - discontinued		-	-	-	(0.2)	(0.2)
Total operating profit		**193.3**	**(24.9)**	**168.4**	175.0	174.1
Profit on sale / closure of discontinued operations	3	-	**(5.6)**	**(5.6)**	-	1.1
Profit on ordinary activities before interest		**193.3**	**(30.5)**	**162.8**	175.0	175.2
Net interest		**(6.1)**	-	**(6.1)**	5.3	5.3
Profit on ordinary activities before taxation		**187.2**	**(30.5)**	**156.7**	180.3	180.5
Taxation	4	**(56.0)**	**5.8**	**(50.2)**	(54.1)	(54.2)
Profit after taxation		**131.2**	**(24.7)**	**106.5**	126.2	126.3
Equity minority interests		**0.3**	-	**0.3**	(0.6)	(0.6)
Profit attributable to shareholders		**131.5**	**(24.7)**	**106.8**	125.6	125.7
Dividends	5	**(53.2)**	-	**(53.2)**	(51.3)	(51.3)
Retained profit		**78.3**	**(24.7)**	**53.6**	74.3	74.4
		pence		pence	restated pence	restated pence
Earnings per ordinary share (EPS)						
Basic	6	**60.4**		**49.0**	57.2	57.3
Diluted	6	**59.7**		**48.5**	56.5	56.5
Dividend per ordinary share	5	**24.6**		**24.6**	23.3	23.3

Consolidated Balance Sheet

as at 31st March 2002

	2002 £ million	2001 restated £ million
Fixed assets		
Goodwill	**182.6**	8.6
Tangible fixed assets	**495.1**	386.8
Investments	**2.7**	1.0
	680.4	396.4
Current assets		
Stocks	**414.3**	278.8
Debtors: due within one year	**345.2**	416.2
Debtors: due after more than one year	**108.8**	103.9
Short term investments	**16.6**	15.9
Cash at bank and in hand	**92.6**	237.4
	977.5	1,052.2
Creditors: Amounts falling due within one year		
Borrowings and finance leases	**(65.8)**	(19.8)
Precious metal leases	**(131.0)**	(91.8)
Other creditors	**(359.2)**	(367.8)
Net current assets	**421.5**	572.8
Total assets less current liabilities	**1,101.9**	969.2
Creditors: Amounts falling due after more than one year		
Borrowings and finance leases	**(185.8)**	(77.7)
Other creditors	**(0.4)**	(1.0)
Provisions for liabilities and charges	**(98.1)**	(79.2)
Net assets	**817.6**	811.3
Capital and reserves		
Called up share capital	**218.7**	222.5
Share premium account	**128.2**	123.2
Capital redemption reserve	**4.9**	-
Associates' reserves	**(0.2)**	-
Profit and loss account	**462.1**	461.0
Shareholders' funds	**813.7**	806.7
Equity minority interests	**3.9**	4.6
	817.6	811.3

Consolidated Cash Flow Statement

for the year ended 31st March 2002

Reconciliation of operating profit to net cash inflow from operating activities

	2002 £ million	2001 £ million
Operating profit	**168.5**	174.1
Depreciation and amortisation charges	**55.1**	41.1
Profit on sale of tangible fixed assets and investments	**(1.4)**	(0.7)
(Increase) / decrease in owned stocks	**(83.6)**	15.0
Decrease / (increase) in debtors	**73.9**	(82.0)
Increase in creditors and provisions	**11.6**	9.0
Net cash inflow from operating activities	**224.1**	156.5

Cash Flow Statement

	2002 £ million	2001 £ million
Net cash inflow from operating activities	**224.1**	156.5
Dividends received from associates	**0.1**	0.1
Returns on investments and servicing of finance	**(4.9)**	5.8
Taxation	**(55.8)**	(38.2)
Capital expenditure and financial investment	**(131.0)**	(94.7)
Acquisitions	**(143.5)**	(6.2)
Disposals	**(2.2)**	0.6
Equity dividends paid	**(52.1)**	(46.5)
Net cash flow before use of liquid resources and financing	**(165.3)**	(22.6)
Management of liquid resources	**0.2**	157.8
Financing		
Issue and purchase of share capital	**(44.1)**	7.9
Decrease in borrowings and finance leases due within one year	**(45.9)**	(10.9)
Increase / (decrease) in borrowings due after one year	**103.4**	(1.2)
Net cash inflow / (outflow) from financing	**13.4**	(4.2)
(Decrease) / increase in cash in the period	**(151.7)**	131.0

Reconciliation of net cash flow to movement in net debt

	2002 £ million	2001 £ million
(Decrease) / increase in cash in the period	**(151.7)**	131.0
Cash (inflow) / outflow from movement in borrowings and finance leases	**(57.5)**	12.1
Cash inflow from movement in liquid resources	**(0.2)**	(157.8)
Change in net funds / debt resulting from cash flows	**(209.4)**	(14.7)
Borrowings acquired with subsidiaries	**(46.8)**	(1.3)
Loan notes issued to acquire subsidiaries	**(40.6)**	-
New finance leases	**(4.3)**	-
Translation difference	**2.2**	(9.9)
Movement in net funds / debt in year	**(298.9)**	(25.9)
Net funds at beginning of year	**139.9**	165.8
Net (debt) / funds at end of year	**(159.0)**	139.9

Total Recognised Gains and Losses

for the year ended 31st March 2002

	2002 £ million	2001 restated £ million
Profit attributable to shareholders	**106.8**	125.7
Currency translation differences on foreign currency net investments and related loans	**(8.0)**	9.5
Taxation on translation differences on foreign currency loans	**0.5**	(9.7)
Total recognised gains and losses relating to the year	**99.3**	125.5
Prior year adjustment	**(44.3)**	
Total gains and losses recognised since last annual report	**55.0**	

There were no material differences between reported profits and losses and historical profits and losses on ordinary activities before tax for 2002 and 2001.

Movement in Shareholders' Funds

for the year ended 31st March 2002

	2002 £ million	2001 restated £ million
Profit attributable to shareholders	**106.8**	125.7
Dividends	**(53.2)**	(51.3)
Retained profit	**53.6**	74.4
Other recognised gains and losses relating to the year	**(7.5)**	(0.2)
New share capital subscribed	**6.1**	7.9
Rollover of share options on acquisitions	**0.7**	-
Purchase of own shares	**(45.9)**	-
Net movement in shareholders' funds	**7.0**	82.1
Opening shareholders' funds (originally £851.0 million before prior year adjustment of £44.3 million)	**806.7**	724.6
Closing shareholders' funds	**813.7**	806.7

Notes to the Preliminary Financial Statements

for the year ended 31st March 2002

1 Segmental information

Activity analysis	Turnover 2002 £ million	Turnover 2001 restated £ million	Sales excluding precious metals 2002 £ million	Sales excluding precious metals 2001 restated £ million	Operating profit 2002 £ million	Operating profit 2001 restated £ million	Net operating assets 2002 £ million	Net operating assets 2001 restated £ million
Catalysts & Chemicals	**1,302.6**	1,467.6	**596.8**	535.3	**94.7**	80.9	**446.4**	413.4
Precious Metals	**3,167.4**	4,145.7	**143.0**	161.9	**55.9**	57.4	**82.0**	38.8
Colours & Coatings	**253.4**	251.0	**250.5**	245.6	**25.5**	32.1	**200.7**	193.4
Pharmaceutical Materials	**105.5**	35.2	**101.4**	29.9	**31.3**	18.0	**268.4**	39.4
Corporate	**-**	-	**-**	-	**(13.6)**	(13.3)	**(20.9)**	(16.3)
	4,828.9	5,899.5	**1,091.7**	972.7	**193.8**	175.1	**976.6**	668.7
Discontinued operations	**1.2**	4.2	**1.2**	4.2	**(0.5)**	(0.1)	**-**	2.7
Total turnover	**4,830.1**	5,903.7	**1,092.9**	976.9				
Goodwill amortisation					**(6.8)**	(0.3)		
Exceptional items included in total operating profit (note 2)					**(18.1)**	(0.6)		
					168.4	174.1	**976.6**	671.4
Profit on sale / closure of discontinued operations (note 3)					**(5.6)**	1.1		
Net interest					**(6.1)**	5.3		
Profit on ordinary activities before taxation					**156.7**	180.5		
Net (borrowings and finance leases) / cash							**(159.0)**	139.9
Net assets							**817.6**	811.3

Geographical analysis by origin	Turnover 2002 £ million	Turnover 2001 restated £ million	Operating profit 2002 £ million	Operating profit 2001 restated £ million	Net operating assets 2002 £ million	Net operating assets 2001 restated £ million
Europe	**3,304.1**	4,111.8	**75.3**	66.9	**625.0**	421.0
North America	**1,280.1**	1,585.2	**84.6**	81.4	**245.1**	158.4
Asia	**955.5**	1,094.4	**13.3**	13.8	**48.7**	65.7
Rest of the World	**271.3**	307.7	**20.6**	13.0	**57.8**	23.6
	5,811.0	7,099.1	**193.8**	175.1	**976.6**	668.7
Discontinued operations	**2.0**	5.0	**(0.5)**	(0.1)	**-**	2.7
	5,813.0	7,104.1				
Less inter-segment sales	**(982.9)**	(1,200.4)				
Total turnover	**4,830.1**	5,903.7				
Goodwill amortisation			**(6.8)**	(0.3)		
Exceptional items included in total operating profit (note 2)			**(18.1)**	(0.6)		
			168.4	174.1	**976.6**	671.4
Profit on sale / closure of discontinued operations (note 3)			**(5.6)**	1.1		
Net interest			**(6.1)**	5.3		
Profit on ordinary activities before taxation			**156.7**	180.5		
Net (borrowings and finance leases) / cash					**(159.0)**	139.9
Net assets					**817.6**	811.3

The activity analyses have been restated to show Pharmaceutical Materials as a new segment. This was previously included within Catalysts & Chemicals. The group sold its French print business (part of Colours & Coatings) during the year (note 9) and its results are now reported in discontinued operations.

Notes to the Preliminary Financial Statements

for the year ended 31st March 2002

2 Exceptional items included in total operating profit

An exceptional charge of £18.1 million (2001 £0.6 million) has been included in total operating profit. This comprises:

	2002 £ million	2001 £ million
Profit on sale of unhedged palladium	**7.2**	-
Cost of rationalising Meconic plc	**(1.3)**	-
Cost of rationalising Colours & Coatings	**(24.0)**	-
Cost of rationalising Precision Studios	**-**	(0.6)
	(18.1)	(0.6)

3 Profit on sale / closure of discontinued operations

	2002 £ million	2001 £ million
Sale of French print business	**(5.5)**	-
Sale of Electronic Materials	**-**	3.4
Sale of Organic Pigments	**-**	(1.2)
Closure of Metawave Video Systems Ltd	**(0.1)**	(1.1)
	(5.6)	1.1

4 Taxation

Under the provisions of FRS 19 - 'Deferred Tax', which the group adopted on 1st April 2001, the group has restated its deferred tax balances to recognise deferred tax on all timing differences that have originated but not reversed by the balance sheet date as a change in accounting policy. Consequently the group has restated its comparatives for the year to 31st March 2001. The effect is to increase the taxation charge for the year included in the profit and loss account by £1.9 million. The taxation charge on translation differences on foreign currency loans in the statement of recognised gains and losses has increased by £11.1 million. The deferred tax balance included in provisions for liabilities and charges at 31st March 2001 has increased by £44.8 million and debtors now include a deferred tax asset of £0.5 million.

	2002 £ million	2001 restated £ million
Tax on ordinary activities before exceptional items and goodwill amortisation	**56.0**	54.1
Tax on exceptional items included in total operating profit	**(5.2)**	(0.2)
Tax on profit on sale / closure of discontinued operations	**(0.6)**	0.3
	50.2	54.2

5 Dividends

A final dividend of 17.1 pence (2001 16.3 pence) per ordinary share is proposed for payment on 6th August 2002 to shareholders on the register at 14th June 2002. Together with the interim dividend of 7.5 pence (2001 7.0 pence) this would make a total dividend of 24.6 pence (2001 23.3 pence) giving a total payment of £53.2 million (2001 £51.3 million).

Notes to the Preliminary Financial Statements

for the year ended 31st March 2002

6 Earnings per ordinary share

Profit for the year attributable to shareholders is £106.8 million (2001 restated £125.7 million). This is divided by the weighted average number of shares in issue calculated as 217,829,287 (2001 219,467,375) to give basic earnings per share of 49.0 pence (2001 restated 57.3 pence).

The calculation of diluted earnings per share is based on the weighted average number of shares in issue adjusted by the dilutive outstanding share options and long term incentive plan. These adjustments give rise to an increase in the weighted average number of shares in issue of 2,357,398 (2001 2,816,102), giving diluted earnings per share of 48.5 pence (2001 restated 56.5 pence).

Before exceptional items, the tax thereon and goodwill amortisation, basic earnings per share were 60.4 pence (2001 restated 57.2 pence) and diluted earnings per share were 59.7 pence (2001 restated 56.5 pence).

	2002 **£ million**	2001 restated £ million
Attributable profit	**106.8**	125.7
Goodwill amortisation	**6.8**	0.3
Exceptional items	**23.7**	(0.5)
Tax thereon	**(5.8)**	0.1
Adjusted profit	**131.5**	125.6
Earnings per share before exceptional items and goodwill amortisation		
Basic	**60.4p**	57.2p
Diluted	**59.7p**	56.5p

7 Purchase of own shares

During the year the group has purchased an aggregate of 4,931,000 of its own ordinary shares of £1 each for an aggregate consideration of £45.9 million through the market. The average price paid per share was £9.32.

8 Acquisitions

Meconic plc

On 21st June 2001 the group announced that it had agreed terms for a recommended cash offer for Meconic plc, the quoted UK parent company of Macfarlan Smith, a manufacturer of active pharmaceutical ingredients and fine chemicals based in Edinburgh. On 9th July 2001 the group announced that it had acquired over 50% of the company and hence the offer became unconditional.

The results of Meconic plc since its acquisition on 9th July 2001 have been included in the results of Pharmaceutical Materials, and were turnover of £54.5 million and operating profit of £10.0 million. This has been accounted for by acquisition accounting. The purchase consideration was £148.3 million, of which £18.9 million was paid as loan notes and £0.7 million as rollover of share options. Costs incurred were £5.8 million, including £0.1 million accrued. The fair value of the net assets acquired was £20.8 million, resulting in goodwill of £133.3 million. Borrowings acquired were £20.6 million.

Pharm-Eco Laboratories, Inc.

On 20th April 2001 the group acquired Pharm-Eco Laboratories, Inc. located in Massachusetts in the US for £6.0 million, and costs incurred were £1.5 million. The company provides contract research, process development and small scale synthesis services to the pharmaceutical industry, and its post acquisition results have been included in Pharmaceutical Materials. Its turnover and operating profit since acquisition were £11.7 million and £1.9 million respectively. This has been accounted for by acquisition accounting. The fair value of the net liabilities acquired was £15.2 million, including £26.0 million of other borrowings, resulting in goodwill of £22.7 million.

8 Acquisitions continued

Avocado Research Chemicals Limited

On 7th February 2002 the group acquired Avocado Research Chemicals Limited, a manufacturer and supplier of organic compounds for use in research laboratories, located in Lancashire in the UK. Its post acquisition results have been included in Catalysts & Chemicals and were turnover of £1.1 million and operating profit of £0.6 million. This has been accounted for by acquisition accounting. The purchase consideration was loan notes of £28.1 million, of which £6.4 million is deferred and contingent on future profits. Costs incurred were £0.2 million. The fair value of net assets acquired was £4.1 million, resulting in goodwill of £24.2 million. Overdrafts acquired were £1.2 million.

Oy Smoptech AB

On 31st January 2002 the group acquired 40.7% of Oy Smoptech AB for £0.3 million, increasing the group's holding to 50.7%. This has been accounted for by acquisition accounting. The company is located in Finland and produces advanced polymer fibres for catalyst related products, and its post acquisition results have been included in Catalysts & Chemicals. The fair value of the net liabilities at acquisition was £0.2 million and the value previously included in fixed assets investments was £0.2 million, resulting in goodwill of £0.7 million. Cash acquired was £0.1 million and other loans were £0.2 million.

9 Sale of French print business

On 6th September 2001 the group sold its French print business, Matthey Beyrand et Cie S.A. The assets disposed of were £4.0 million, including cash of £1.1 million. Costs incurred were £1.5 million, including £0.1 million accrued. The loss on disposal was £5.5 million.

10 Basis of preparation

The financial information contained in this release does not constitute the company's statutory accounts for the years ended 31st March 2002 or 2001 but is derived from those accounts. Statutory accounts for 2001 have been delivered to the Registrar of Companies and those for 2002 will be delivered following the company's Annual General Meeting. The auditors' reports on those accounts were unqualified and did not contain any statement under sections 237(2) and 237(3) of the Companies Act 1985. The accounts for the year ended 31st March 2002 were approved by the Board of Directors on 30th May 2002.

Financial Calendar 2002

14th June
Final ordinary dividend record date

16th July
111th Annual General Meeting (AGM)

6th August
Payment of final dividend subject to declaration at the AGM

28th November
Announcement of results for six months ending 30th September 2002

Johnson Matthey Public Limited Company
Registered Office: 2-4 Cockspur Street, Trafalgar Square, London SW1Y 5BQ
Telephone: 020 7269 8400
Internet address: www.matthey.com
E-mail: jmpr@matthey.com

Registered in England - Number 33774

Registrars
Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA
Telephone: 01903 502541

DEALINGS BY DIRECTORS

Name of Company
Johnson Matthey PLC

Name of Director
C R N Clark
N A P Carson
D W Morgan
J N Sheldrick
D G Titcombe

Person with holding(s)
As above

Registered Holder(s)
Mourant ECS Trustees Ltd as the Trustee of the Johnson Matthey Share Incentive Plan.

Connected person(s)
n/a

Nature & extent of transaction
Regular monthly acquisition of shares via the Johnson Matthey Employee Share Participation Scheme.

Number of shares/amount of stock acquired

C R N Clark	36
N A P Carson	36
D W Morgan	36
J N Sheldrick	36
D G Titcombe	36

Percentage of issued class
Less than 0.01%

Number of shares/amount of stock disposed
n/a

Percentage of issued class
n/a

Class of security
Ordinary £1 shares

Price per share
£10.55

Date of transaction
15 May 2002

Date company informed
16 May 2002

Total holding following this notification

C R N Clark	26,431
N A P Carson	19,969
D W Morgan	18,655
J N Sheldrick	35,447
D G Titcombe	33,236

Total percentage holding of issued class following this notification
0.06%

Contact and telephone number for queries
Lynne Cossey
020 7269 8461

Name of authorised company official responsible for making this notification:
Lynne Cossey
020 7269 8461

Date of Notification: **16 May 2002**

DEALINGS BY DIRECTORS

Name of Company
Johnson Matthey PLC

Name of Director
C R N Clark
N A P Carson
D W Morgan
J N Sheldrick
D G Titcombe

Person with holding(s)
As above

Registered Holder(s)
Mourant ECS Trustees Ltd as the Trustee of the Johnson Matthey Share Incentive Plan.

Connected person(s)
n/a

Nature & extent of transaction
Regular monthly acquisition of shares via the Johnson Matthey Employee Share Participation Scheme.

Number of shares/amount of stock acquired

C R N Clark	33
N A P Carson	33
D W Morgan	33
J N Sheldrick	33
D G Titcombe	33

Percentage of issued class
Less than 0.01%

Number of shares/amount of stock disposed
n/a

Percentage of issued class
n/a

Class of security
Ordinary £1 shares

Price per share
£10.55

Date of transaction
17 April 2002

Date company informed
18 April 2002

Total holding following this notification

C R N Clark	26,395
N A P Carson	19,933
D W Morgan	18,619
J N Sheldrick	35,411
D G Titcombe	33,200

Total percentage holding of issued class following this notification
0.06%

Contact and telephone number for queries
Lynne Cossey
020 7269 8461

Name of authorised company official responsible for making this notification:
Lynne Cossey
020 7269 8461

Date of Notification: 19 April 2002

DEALINGS BY DIRECTORS

Name of Company
Johnson Matthey PLC

Name of Director
Mr N A P Carson
Mr J N Sheldrick

Person with Holding(s)
as above

Registered Holder(s)
Share Nominees Ltd as the PEP Plan Manager of the Johnson Matthey Single Company PEP.

Connected Person(s)
N/A

Nature & Extent of transaction
Purchase of shares by the PEP Plan Manager to reinvest dividends paid on the shares held in the Single Company PEP.

Number of shares/amount of stock acquired
N A P Carson 1
J N Sheldrick 10

Percentage of Issued Class
Less than 0.01%

Number of Shares/Amount of stock disposed of
n/a

Percentage of issued class
n/a

Class of security
Ordinary £1 shares

Price Per Share
£10.43

Date of Transaction
2 April 2002

Date Company Informed
4 April 2002

Total holding following this notification

	Shares
N A P Carson	19,900
J N Sheldrick	35,369

Total Percentage holding of Issued Class following this notification
0.02%

Contact and telephone number for queries
Lynne Cossey, 020 7269 8461

Name of authorised company official responsible for making this notification
Lynne Cossey 020 7269 8461

Date of Notification: 4 April 2002